

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

July 2, 2009

Raymond C. Kubacki, Jr.
Chief Executive Officer
Psychemedics Corporation
125 Nagog Park
Acton, MA 01720

  Re: Psychemedics Corporation
    Form 10-K for fiscal year ended December 31, 2008
    Filed March 27, 2009
    File No. 001-13738

Dear Mr. Kubacki:

  We have completed our review of your Form 10-K and your letter dated June 26, 2009 and have no further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director